Filed by Avanex Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Avanex Corporation

Commission File No.: 000-29175

Bookham and Avanex Merger

Q&A Document

January 27, 2009

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the timetable for completing the transaction, the benefits of the business combination transaction involving Bookham and Avanex, including potential synergies and cost savings and the timing thereof, future financial and operating results including Adjusted EBITDA in the first quarter following the transaction, quarterly synergies, the combined company’s plans, cash balances together, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “potential,” “expected,” think,” “hope,” “believe” “plan,” “estimate,” “intend,” “will,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Bookham’s and Avanex’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Bookham and Avanex. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general business and economic conditions; the performance of financial markets; the impact of the filing for bankruptcy on Nortel’s ability to pay for existing products and its demand for products in the future, risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses or employees of Bookham and Avanex not be combined and integrated successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Bookham and Avanex, with the Securities and Exchange Commission. Neither Bookham nor Avanex assumes any obligation or intends to update any forward-looking statements, whether as a result of new information, future events or otherwise.

TRANSACTION RELATED Q&A

Q:	What is the strategic significance of the deal?

•	A complete portfolio of terminal and line product technologies critical for the metro and long haul markets.

•	Best in class telecom chips based on Indium Phosphide, Lithium Niobate and Gallium Arsenide.

•	Well positioned for 40Gbs and reconfigurable networks.

•	Ability to leverage new opportunities quickly within expanded customer base.

•	Sufficient resources to enable leading R&D investment in key product lines.

•	Ability to leverage both in-house and outsourced manufacturing capacity to maximize flexibility and gross margin opportunities.

•	Company to be led by Alain Couder as CEO and talented executives from both companies.

Q:	What are the competitive advantages for the new company?

A:

•	Bookham primarily brings chip and component excellence and tunable products

•	Avanex primarily brings leadership in modules such as controlled amplifiers and integrated subsystems.

•

Integration of more functionality within a single form factor, be it chip, package, module or system card, will be the key to driving down costs while improving performance under the parameters of a Moore’s law for optics.

•	Both companies bring strong IP portfolios and together the combined portfolio is even stronger.

•	Individually, each has at times lacked scale, but together represent arguably the largest player within the metro and long haul sector of the optical industry.

•	A stronger financial position combined.

•	Ability to focus R&D dollars rather than spreading more thinly by pursuing same opportunities as stand-alone companies.

•	Complementary customer bases and relationships.

•

The historical valuation multiples of each company have tended to lag those of our larger peers, and together we hope our scale, synergies and combined technologies elevate our multiples and the related stock valuations accruing to our shareholders.

Q:	How was the valuation determined?

A:	Both companies engaged investment bankers who assisted in negotiating the value of the deal. Citigroup was engaged by Bookham and Banc of America was engaged by Avanex.

Q:	How can I review the agreement?

A:	A copy of the merger agreement will be filed with the United States Securities and Exchange Commission (the “SEC”) on a Current Report on Form 8-K. This filing will be available to the public.

Q:	Will the transaction be accretive or dilutive? What is the timeframe?

A:	Based on the work we have done so far, we expect the combination to be accretive, compared to the Bookham stand alone results, from an Adjusted EBITDA point of view, in the first full quarter together, depending on timing of first integration steps phasing in, and the overall economic climate. We expect our current estimate of $7M in restructuring costs to be paid back by synergies achieved within roughly the first two quarters together.

Q:	What is the forecasted break-even point of the new company? Do you have a target business model for the new company?

A:	We think that 35% gross margin (GM), 13% research and development (R&D), 12% sales, general and administrative (SG&A) and 10% non-GAAP operating margin is ultimately achievable. In fact, we believe that investing at 13% R&D is important to be a leader in the industry

As to break-even point, in a combination such as this, that is somewhat a function of the timing of synergies relative to the timing of revenue ramps. We have not done enough work to be specific on this. However, subject to the overall economic climate, we do expect to be break even from an Adjusted EBITDA point of view in the first full quarter together.

Q:	When will the new company begin to generate cash?

A:	As we mentioned above, we expect to be Adjusted EBITDA positive in our first full quarter together. We also expect our synergies to be sufficient to cover our total restructuring costs within the first two full quarters together. Beyond this we haven’t done enough work to comment more specifically at this time and we are not prepared to provide guidance as to the combined operating results.

Q:	What are the 12-month financial objectives for the new company post-merger?

A:	At the end of 12 months after the merger we hope to be around 31% GM, 12 to 13% R&D and 12% SG&A on a quarterly basis. We need to be cautious to avoid guiding results too far into the future, and there is still work to be done in nailing the timelines of synergies and combined results together. However this is where we’d like to see things come out at that point in time.

Q:	Where are the major cost-cutting items? Which sites will be affected? How many employees will be cut as a result of the restructuring?

A:	As standalone companies through the signing and beyond through the close, there is only so much that can be decided concretely prior to completion of the merger. Although we have come up with preliminary estimates of savings and costs associated with our combination, formal plans will be a function of work through the close period and decisions finalized by the combined management team after the close.

Q:	What is the proposed management structure of the new company?

A:	Alain Couder will be the CEO and Giovanni Barbarossa will remain in a consulting capacity to assist with the combination. The other executives will be Jim Haynes, COO; Jerry Turin CFO; Richard Smart, GM of a Telecom Business Unit; Adrian Meldrum, GM of a Telecom Business Unit; Yves Lemaitre, GM of the Non-Telecom Business Unit; Scott Parker, VP of Sales; Kate Rundle, General Counsel and Kathy Zwickert, VP of HR.

Q:	What is the Board composition of the new company?

A:	The agreement calls for 4 members from the Bookham board, including Alain Couder, and 3 from Avanex, including Giovanni Barbarossa. Other board members from Bookham will be Edward Collins, Lori Holland and Bernard Couillaud, who will be Chairman of the new board. Other board members from Avanex will be Greg Dougherty and Joel Smith.

Q:	What is the timeline for the restructuring? Do you have an estimate of the cost of restructuring and timing of the charges?

A:	Our plans are only preliminary, and right now we expect the restructuring to cost us approximately $7M. The substantial portion of that would be spent in the first year, with most of the related work done in the first six months. We don’t anticipate any significant restructuring costs beyond that 12 month period.

Q:	How much of the charges will be cash?

A:	The substantial portion will be cash.

Q:	Will there be an integration task force?

A:	We expect there to be an integration team led by a manager from each company, and that it will have a direct report into the CEO’s weekly executive staff meeting during the process.

Q:	What will the company name be?

A:	We anticipate coming up with a new name, but a name has not been determined at this time.

Q:	What will happen to the non-telecom business in the new company?

A:	We have made significant progress in our non-telecom businesses in recent quarters, executing the transition of a substantial portion of PTS manufacturing from San Jose to Shenzhen, and gaining some market share with new products in our high power laser business. We are also making progress in identifying new markets and new applications for some of our core competencies in these areas, as well as in VCSELs and thin film filters. We look forward to an improving contribution from this portfolio of our business over the upcoming quarters.

Q:	Whom should I contact for investor related questions?

A:	Until the final close, contact:

Bookham

Jerry Turin

CFO

408.919.2788

AVNX

Mark Weinswig

CFO

510.897.4188

LEGAL Q&A

Q:	How can I submit my vote in favor/against the merger?

A:	Bookham is planning to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus will have instructions how to vote your shares. Please see “Additional Information and Where to Find it.”

Q:	What approvals are necessary?

A:	The stockholders from both companies must approve the transaction after the SEC has declared the Registration Statement on Form S-4 effective.

Q:	When will the deal close?

A:	The merger is subject to customary conditions, including approval by the stockholders of each of the companies and is expected to close 3 to 6 months after the signing of the definitive agreement.

Q:	When will the stockholder vote occur?

A:	We expect the shareholder vote to be in 3 to 6 months barring regulatory delays.

BUSINESS Q&A

Q:	Do you have a detailed integration plan?

A:	The management teams from both companies are in the process of finalizing a plan.

Q:	Who is leading the integration team?

A:	We expect to a have a team leader from each company, with the team having a direct line into the CEO’s weekly executive staff meeting.

Q:	How long do you expect integration to take?

A:	We anticipate the process will take approximately 6 to 9 months.

Q:	What effects, if any, do you see with suppliers?

A:	The goal is to use the new company’s higher volumes to help drive lower average supply chain costs.

Q:	What will be the manufacturing strategy of the new company? In-house operations or contract manufacturing?

A:	The complete integration and business model has not yet been finalized but the manufacturing strategy for the new company will be a mixed model. Decisions will be based on how best to achieve the lowest cost and flexibility.

Q:	Will any manufacturing sites be closed as a result of the merger?

A:	We do not expect that any manufacturing sites will be closed as a result of this deal. However, the new company will reevaluate its assessment on a regular basis.

Q:	Will lead-times be affected by the merger? Will my orders be cancelled or postponed?

A:	Customer satisfaction and ease of doing business will remain our top priority. Until the final close of the deal, your orders will be managed and processed by whichever company you gave the order. Also, until the final close of the deal, please contact your regular channel.

Q:	What will be the approach taken with regard to the technologies currently residing within each company?

A:	We intend to sell and continue to develop products from both companies’ product lines, rationalizing the best-in-class capabilities from each, creating broader product coverage than either company could provide alone in order to maximize both revenue and customer satisfaction.

Besides creating a broader product line, we expect the integration of the product lines will result in continuing increases in gross margins. Besides the near term cost and coverage benefits of taking the best of both product lines, we expect to devote a significant portion of the new company’s enhanced capability to develop next-generation products more rapidly, which could extend the current lead in the marketplace.

The new company, when launched, will have very broad coverage both geographically and in product and service capability.

Q:	What is the overlap between the two companies’ products and technologies?

A:	By combining largely complementary product lines, the new company will have one of the broadest product portfolio’s in the industry covering both the line (amps, pumps and passives) and terminal (transmit, receive, transponders) areas and have a vertical integration from chips to components, transponders and subsystems. There is some overlap in the area of optical amplifiers, subsystems and optical modulators and we will rationalize over time the benefits and best parts of both organizations.

Q:	How does this compare with other leading players in the optical space?

A:	The new company will be among the leaders in optical amplifiers in terms of technology and market share. We will have access to internal pumps and passives and will have a very broad customer base. On the transmit side we have a strong component play today and have the internal technology required to grow our transponder business and take advantage of the large addressable market at 10G and the growing market at 40G where we believe the combined entity has key differentiated technology and an ability to lead the market.

Q:	Are there other technologies currently not addressed by either company that you want to add to the product portfolio of the new company?

A:	There are always areas that we would consider expanding into.

Q:	What product changes can I expect Avanex to make with Bookham products?

A:	Customer needs and support are paramount and will be a primary factor in determining the product portfolio of the new company.

Q:	Will any products be discontinued or obsoleted?

A:	Customer needs and support are paramount and will be a primary factor in determining the product portfolio of the new company.

Q:	How do the different business models fit together, Bookham – invest in chip technology and vertical integration vs. Avanex – outsource infeed technology and manufacturing, fit together?

A:	There are merits of both business models and the combination will take advantage of this. Infeed of components from Bookham into Avanex amplifiers and subsystems will improve gross margins and cost points. This will further improve vertical integration on the product side. In manufacturing we will leverage both the internal capability and outsourcing to ensure maximum efficiency.

Q:	Will you continue to support older platforms that are not part of your future roadmap?

A:	Customer needs and support are paramount and will be a primary factor in determining the product portfolio of the new company.

Q:	Are delivery lead times and product prices expected to increase in the short-term as a result of supplier consolidation in some accounts?

A:	We will continue to work with our customers to determine the best price and the market will determine long-term price evolution.

Q:	Where do I call for support for more information pertaining to my products?

A:	Present contact and channels should be maintained. After the close of the deal, you will be notified of changes, if any.

Q:	What product changes can I expect the new company to make with its combined existing products?

A:	No decisions have been made on the product lines, however, customer support and maintenance is paramount in the post-merger process.

Q:	Does this deal mean we will invest more or less in R&D?

A:	Both companies are reaching critical mass to invest competitively in each key product line. As a new company, we intend to ultimately invest at a 13% of revenues level which we believe is necessary in this industry.

Q:	What benefit does this merger bring to customers?

A:	Customers will benefit from the Avanex-Bookham merger by having a financially robust supplier able to drive innovation and support a longer-term vision for the telecom industry. The new company’s broad product portfolio and technologies make it a natural strategic supplier to all leading optical system and sub-systems manufacturers.

Our geographical proximity with our customers in the three major markets (EMEA, Americas and Asia) , in each of which we will have substantial R&D and product support resources, will further reinforce the close partnerships with these customers and simplify our business dealings. Our customers in the industrial, semiconductor equipment, and R&D markets will benefit from an even broader set of advanced optical technologies.

Q:	What will be the market focus of the new company?

A:	The new company will be a leader in the optical telecom segment, primarily for metro, long-haul and undersea networks. The majority of the business of the new company will be in telecom, however, the company will continue to serve adjacent markets where our optical technologies bring significant value-add.

Q:	What will the market positioning of the new company be?

A:	The new company will be a leading supplier of optical components, modules and sub-systems for telecom and non-telecom applications delivering advanced optical solutions for a variety of customers and applications.

Q:	How big is the overall market(s)?

A:	The global optical component market is quite large and has shown steady growth for several decades due to the more and more pervasive importance of telecommunications in business in personal activities.

Outside analyst firms estimate the total market for optical components in the third quarter of calendar 2008 to be around $4.8B.

Q:	Which will be the primary competitors of the new company?

A:	JDSU will be a primary competitor of the new company. A lot of other companies, such as Finisar, Sumitomo, Opnext, EMCORE and others will compete with us in selected market segments. The industry as a whole is fragmented, with many small players also capable of competing.

Q:	What will happen to the non-telecom products in the new company?

A:	The new company will continue to develop and expand its leadership into the photonics tools and solutions market. In addition, the company has launched a variety of products aimed at non-telecom applications such as high power lasers, filters and VCSELs. The new company will continue to selectively invest into diversified markets where our optical technology can bring significant value to our customers and create a profitable business to the company.

Q:	Will the new company have a play in Datacom optics components and modules? Will the new company start to look into the FTTx space?

A:	The new company will primarily be focused on the telecom optics space, but could consider branching into these areas if opportunities are available.

Q:	How does this merger make the new company more competitive than either company on a standalone basis?

A:	The new company will have the industry’s broadest portfolio of optical technologies and products for long-haul and metro, it will have a solid, long standing, strategic relationship with the top 15 optical OEMs in the world. This combination gives us a unique opportunity to become the undisputed leader in our market.

Q:	Is the new company positioned to face the challenges of a global economy and market for optical components, including opportunities in developing parts of the world, including China?

A:	Our new company has a global presence, with R&D, customer support, manufacturing and manufacturing leadership in all regions of the globe. This presence will help in our objective of maximizing the ease of our worldwide customers doing business with us.

Q:	Are delivery lead times and product prices expected to increase in the short-term as a result of supplier consolidation in some accounts?

A:	All process and procedures will remain managed by each independent company. The teams of each company will continue to work diligently and efficiently to make sure customers are not adversely affected by the merger and integration in the near or long term.

Q:	Where do I call for support for more information pertaining to my products?

A:	Until the final close of the merger, business will continue as usual. Please contact each company through your normal channels until further notice.

Q:	How do I place an order for Bookham products?

A:	Until the final close of the merger, business will continue as usual. Please contact each company through your normal channels until further notice.

Q:	How do I place an order for Avanex products?

A:	Until the final close of the merger, business will continue as usual. Please contact each company through your normal channels until further notice.

Q:	Will Avanex or Bookham change its distribution channels and/or sales representatives?

A:	The combined executive teams are reviewing all the options and will decide on a plan that makes the most sense.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Bookham and Avanex. In connection with the proposed transaction, Bookham and Avanex plan to file documents with the SEC, including the filing by Bookham of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Bookham and Avanex plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Bookham and Avanex are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Bookham and Avanex because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Bookham Investor Relations at (408) 404-5400 or Avanex Investor Relations at (510) 897-4188. Investors and security holders may obtain free copies of the documents filed with the SEC on Bookham’s website at www.bookham.com or Avanex’s website at www.avanex.com or the SEC’s website at www.sec.gov. Bookham, Avanex and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Bookham is also included in Bookham’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2008, and additional information regarding the directors and executive officers of Avanex is also included in Avanex’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on October 14, 2008, respectively.